April 2, 2007

H. Roger Schwall
Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
Washington, D.C. 20549

Re:	Ridgewood Energy O Fund, LLC
Amendment No. 1 to Form 10 filed 11/13/06
Form 10-Q for the periods ending March 31, 2006; June 30, 2006 and September 30, 2006 filed 11/21/06, 11/21/06 & 11/30/06, respectively
File No. 0-51924

Ridgewood Energy P Fund, LLC
Amendment No. 1 to Form 10 filed 11/13/06
Form 10-Q for the periods ending March 31, 2006; June 30, 2006 and September 30, 2006 filed 11/21/06, 11/22/06 & 11/30/06, respectively
File No. 0-51926

Ridgewood Energy Q Fund, LLC
Amendment No. 1 on Forms 10 filed 11/13/06
Form 10-Q for the periods ending March 31, 2006; June 30, 2006 and September 30, 2006 filed 11/21/06, 11/21/06 & 12/4/06, respectively
File No. 0-51927

Dear Mr. Schwall:

          Ridgewood Energy Corporation (“Ridgewood”), the manager of Ridgewood Energy O Fund, LLC (the “O Fund”), Ridgewood Energy P Fund, LLC (the “P Fund”), Ridgewood Energy Q Fund, LLC (the “Q Fund”), collectively (the “Funds”), submits this response to the January 5, 2007 comment letter (the “Comment Letter”) from the Securities and Exchange Commission (“SEC” or “Commission”) regarding the above referenced amended filings. Ridgewood apologizes to the Commission for the lateness of this response. As the Commission has been advised by the Funds’ outside counsel, Day Pitney, and as disclosed by the Funds in various Current Reports on Form 8-K, the Funds retained Deloitte and Touche, LLP (“Deloitte”) as their independent auditor and for reasons disclosed to the Commission in such Form 8-Ks, Deloitte was required to re-audit the Funds’ financial statements and, as a result of such re-audits, the Funds’ were required to re-file certain periodic reports before the Funds’ could respond to the Comment Letter and file Amended Registration Statements.

          Moreover, as the Commission is aware, the Funds’ outside counsel, Day Pitney, has discussed with and written letters to the Commission regarding the nature of the Funds’ response to the Comment Letter and the filing of amended registration statements.    As stated in the Funds’ March 2, 2007 letter to the Commission:

It is the intention of each of the Funds to file its 2006 Form 10-K promptly after the audit of its financial statements for the year ended December 31, 2006 is completed. On the same day or the next day, each Fund would file a Form 10/A Amended Registration Statement in which it would incorporate such Fund’s 2006 Form 10-K by reference.

          The Form 10-K for each of the Funds was filed on March 30, 2007.  Therefore, as disclosed to the Commission, the Funds will incorporate by reference such Form 10-Ks and references in the responses to the Comment Letter will, if applicable, refer the Commission to the relevant Form 10-K and sections thereof.  However, some of the Commission’s comments required a response in this letter but not necessarily a change in or addition to the amended Registration Statement.    In such event, the Funds’ response is fully set forth in this letter.   If we respectfully disagreed with the Commission’s comments, it is noted in this response with appropriate explanation or justification.  Moreover, if a change was made and incorporated in the Form 10-K of one Fund but not another, the reason for not doing so was provided in our response to the comment.   This letter and each of the Fund’s Amendment to Registration Statements on Forms 10 were filed on EDGAR on April 2, 2007.

          We provide the following responses to the SEC’s comments.

General

          1)          Commission Comment:          We renew our prior comment 1.  Revise each Fund’s Form 10 as necessary to comply with all applicable comments.  This will eliminate the need for us to repeat similar comments.

SEC Comment 1, Comment letter dated 5/19/2006:  Revise the Forms 10 of the P and Q Funds as necessary to comply with all applicable comments written in your Form 10 of the Ridgewood O Fund. This will eliminate the need for us to repeat similar comments.

                        Ridgewood Response:          Ridgewood has reviewed the Commission’s comments as they apply to each of the filings and where changes have been made in one Amended Registration Statement, to the extent applicable, corresponding changes will be made elsewhere in the Amended Registration Statement and will be incorporated into the remaining Amended Registration Statements.   In addition, the Funds’ Annual Reports on Form 10-K have been prepared to respond to the Commission’s comments as well as provide the information required by all applicable Commission rules.

          2)          Commission Comment:          (skipped number)

                        Ridgewood Response:             Not Applicable

          3)          Commission Comment:          Please update the information throughout your Form 10s.  For example, we note in the O Fund’s Form 10: (a) on page 6 you state that drilling will not resume on the West Delta 95 well until after the 2006 hurricane season ends; (b) on page 8 you discuss your plan of operations for the remainder of fiscal 2006; (c) and on page 19 under “Available Information” you state that you “will be” registered under Section 12(g) of the Securities Exchange Act.  In the P Fund’s Form 10 you need to update the status of the West Cameron wells throughout the document.

                        Ridgewood Response: Ridgewood has updated all information in the most recently filed O Fund and P Fund Form 10-Ks for the year ended December 31, 2006.  Both West Delta 95 and West Cameron 78/95 property data is appropriately disclosed in such Form 10-Ks within Item 1. – Business, Item 7. – Management’s Discussion and Analysis of Financial Condition and Results of Operation and Item 15. - Financial Statements, Notes to the Financial Statements. The statement “will be registered under Section 12(g) of the securities Exchange Act” has been deleted.

          4)          Commission Comment:          We note your response to our prior comment 5 and renew it.  Information required in a registration statement cannot be incorporated into the registration statement by reference to a website.  Please see General Instruction F to Form 10.

SEC Comment 5, Comment letter dated 5/19/2006:  To assist investors in identifying the location of the projects referenced in the Registration Statements, provide, as done on the Website of Ridgewood Energy Corporation, a map that shows the locations in the Gulf of Mexico of each of the projects of the O, P and Q Funds. Please indicate the status of each identified project on the map provided.

                        Ridgewood Response:   It was not Ridgewood’s intention to suggest that the map or the information in the map located on Ridgewood’s website be incorporated by reference into the Registration Statements, but rather simply to inform investors in the Fund that there exists more information regarding the Fund’s projects, including a map, that Ridgewood manages on the website and to direct them to that website. Ridgewood believes, as indicated in its prior response, that the map located in the non-password protected section of Ridgewood’s website is preferable to a map in a registration statement the website map is updated regularly and provides current information about the status of the project, whether exploratory, in completion or producing while any map contained in t he Amended Registration Statement would be static and not updated as projects develop.

          Secondly, the map contained on Ridgewood’s website is not easily transferred to a document like the Amended Registration Statements for several reasons.  Primarily, the manner in which it is designed facilitates use on an electronic medium and it does not transpose easily to a written document.  Moreover, the map on the website allows an individual investor to scroll over his or her particular investments and get updated information but also permits them to obtain information about investments made by other Ridgewood funds.   Transposing this map to the Amended Registration Statement would necessarily have as information points all of the projects in the Gulf of Mexico managed by Ridgewood.   Ridgewood believes that it would be confusing and perhaps misleading to Fund investors to include in a Fund’s Amended Registration Statement a map that has information on projects that the filing Fund does not own.   Therefore, Ridgewood once again seeks the Commission’s acquiescence in Ridgewood’s directing investors in the Amended Registration Statement (not incorporating by reference) to Ridgewood’s website and the updated map contained therein is acceptable.

     Ridgewood Energy O Fund, LLC

     Form 10

     Explanatory Paragraph

          5)          Commission Comment:          Please expand your explanatory paragraph in each Form 10 to specifically address your restated financial statements and the nature of the correction of errors that necessitated the restatement.  In addition, please delete the reference to your filing an amendment to respond to an SEC comment letter.

                        Ridgewood Response:          Ridgewood has amended the Registration Statements to include a revised explanatory note that includes the nature of the corrected errors.

Seasonality, page 12

          6)          Commission Comment:          You state that West Delta 95 is significantly behind the scheduled date that it was to reach the targeted depth.  Please quantify both how long the delay has been, when you expect it to get back on schedule and your costs to date.

                        Ridgewood Response:   Ridgewood has amended and updated its disclosures regarding West Delta 95 in the O Fund’s Form 10-K, filed on March 30, 2007 regarding seasonality.   That disclosure reads as follows:

Seasonality

Generally, the Fund’s business operations are not subject to seasonal fluctuations in the demand for oil and natural gas that would result in more of the Fund’s oil and natural gas being sold, or likely to be sold, during one or more particular months or seasons. Once a project is drilled and reserves of oil and natural gas are determined to exist, the operator of the project extracts such reserves throughout the year. Oil and natural gas, once extracted, can be sold at any time during the year.

However, the Fund’s drilling, production and transportation operations are subject to seasonal risks, such as hurricanes, that may affect the Fund’s ability to bring such oil or natural gas to the market and, consequently, affect the price for such oil and natural gas. The National Hurricane Center defines hurricane season in the Atlantic Region, Caribbean, and Gulf of Mexico to be from June 1 through November 30. During hurricane season, the number and intensity of and resulting damage from hurricanes in the Gulf of Mexico region could affect the gathering and processing infrastructure, drilling platforms or the availability or price of repair or replacement equipment. As a result, these factors may affect the supply and, consequently, the price of oil and natural gas resulting in an increase in price if supplies are reduced. However, even if commodity prices increase because of weather related shortages, the Fund may not be in a position to take immediate advantage of any such price increase if, as a result of such weather related incident, damage occurred to its projects, the gathering infrastructure or in the transportation network.

For example, past experience indicates that the typical interruption in operations resulting from a hurricane that does not result in significant damage may be approximately three to seven days.   The West Delta 95 project, which was the only project owned by any Ridgewood fund that sustained significant damage or operational interruption as a result of the 2005 hurricane season, has incurred $13.0 million of recovery costs.  In January 2007, after an 18 month delay, the West Delta 95 was able to be re-drilled.  West Delta 95 was determined to be a dry-hole on February 12, 2007.

Thus, the Manager has experienced the range of possible interruptions in operations due to hurricanes from as little as no damage and insignificant or no interruptions to significant damage and extended interruptions. However, it is not possible to predict whether and to what extent hurricanes and damage may occur and to what projects.

Risk Factors, page 21

          7)          Commission Comment:          Please add a risk factor that addresses risks to investors relating from your material weaknesses in internal controls.

                        Ridgewood Response:  In its most recent filings, the Form 10-Ks for each of the Funds, filed on March 30, 2007, includes the following risk factor in Item 1A. Risk Factors:

The Fund’s internal control over financial reporting could be adversely affected by material weaknesses in the Fund’s internal controls.

In the Fund’s Form 10-A for the year ended December 31, 2005, filed November 13, 2006, the Fund reported material weaknesses with respect to its lack of technical accounting resources on staff and the need for additional training, formalized policies and procedures on documenting financial controls.  These control deficiencies resulted in the restatement of the Fund’s Form 10.  As a result of these material weaknesses, the Fund concluded in its Form 10-A that its control over financial reporting was not effective as of the end of the periods covered by the reports.  The Fund has remediated these material weaknesses.  Investors, however, should be aware that the Fund cannot guarantee that future material weaknesses will not develop or be identified.  Any new material weaknesses identified could harm the Fund’s operating results, cause the Fund to fail to meet its reporting obligations or result in material misstatements in its financial statements. Any such failure also could affect the ability of management to certify that the Fund’s internal controls are effective when it provides an assessment of the Fund’s internal control over financial reporting.

          8)          Commission Comment:          (skipped number)

                        Ridgewood Response:           Not Applicable

Management’s Discussion & Analysis of Financial Condition and Results of Operation, page 32

          9)          Commission Comment:          We note your response to prior comment 18 indicating that costs previously characterized as lease operating expenses and representing overhead cost from the operator have been capitalized.  Please describe in detail the nature of these “overhead” charges related to the West Delta 95 project and the basis for capitalizing these costs.  Please cite the authoritative accounting guidance prescribing capitalization of these costs under the successful efforts.

SEC Comment 18, Comment letter dated 5/19/2006:          We note your statement of operations includes the line item “lease operating expenses” which you describe as expenses associated with the day-to-day costs of operating and maintaining wells and related facilities.    Lease operating expenses are typically those incurred by operating producing wells, although you do not appear to have interests in currently producing wells.   As such, please expand your disclosure to specifically identify the types of expenses included in “lease operating expense” and describe the associated operations to which they relate.  We may have further comment.

                        Ridgewood Response:  The operator of a property is generally entitled to be paid by the working interest owners for certain overhead charges as compensation for administrative, supervisory, and other services related to drilling and development costs in accordance with the joint interest billing arrangement.  Under the successful efforts method of accounting for drilling and development costs, all costs incurred while drilling an exploratory well are capitalized pending the determination of whether the well has found proved reserves (SFAS 19, “Financial Accounting and Reporting by Oil and Gas Producing Companies”, para. 16-19, and AICPA Accounting and Auditing Guide – Entities with Oil and Gas Producing Activities, 2.64 and 2.65).  As the overhead charges related to the West Delta 95 project all pertained to exploratory drilling effort, the Fund believes capitalization of such costs is appropriate in accordance with the successful efforts method of accounting.   The Funds’ accounting policies for oil and natural gas properties is disclosed, as follows, in Note 2 to the financial statements:

          The successful efforts method of accounting for oil and gas producing activities is followed. Acquisition costs are capitalized when incurred.  Other oil and natural gas exploration costs, excluding the costs of drilling exploratory wells, are charged to expense as incurred.  The costs of drilling exploratory wells are capitalized pending the determination of whether the wells have discovered proved commercial reserves.  If proved commercial reserves have not been found, exploratory drilling costs are expensed to dry-hole expense.  Costs to develop proved reserves, including the costs of all development wells and related facilities and equipment used in the production of natural crude oil and natural gas, are capitalized.  Expenditures for ongoing repairs and maintenance of producing properties are expensed as incurred.

Capital Resources and Liquidity, page 34

          10)          Commission Comment:          We note that your response to prior comment 19.  As previously requested, please expand your discussion under capital resources and liquidity regarding your investment and management fees.  We reissue prior comment 19 in its entirety.

SEC Comment 19, Comment letter dated 5/19/2006:          We note your disclosure on page 2 that your “primary investment objective is to generate cash flow for distribution to shareholders from exploration and possible development of oil and gas prospects in the offshore waters of Texas and Louisiana in the Gulf of Mexico on the outer continental shelf.”  Please expand your discussion of liquidity to address the following:

•

Please describe how the characteristics specific to oil and gas properties located in the area which you focused your planned operation are expected to impact your ability to generate cash flows.  It is our understanding that oil and gas properties located in the Gulf of Mexico frequently have high initial flow rates and shorter production life.

•	Please indicate whether or not the scope of your operations enables you to use internally generated funds for the development of new oil and gas projects in the future.

•	Please indicate whether or not you have any arrangements in place to insure that you are able to continue to pay the management fee.

•

Please expand your discussion of liquidity to explain how your requirements to pay investment fees and management fees impact the levels at which you will use cash for purposes other than the investment in oil and gas projects. Indicate how this will impact your ability to generate cash flow for distribution to shareholders.

                        Ridgewood Response:  With respect to the first bullet point, Ridgewood respectfully disagrees with the Commission’s comment.    While it is true that certain projects in the Gulf of Mexico have high initial flow rates and shorter production life, other wells have very good flow rates and have sustained such rates for a significant period of time.   Ridgewood currently manages several projects (not owned by any of the Funds) that have maintained very good flow rates and have done so since 1992.  Every well or project is different, creating differing flow rates and production life.  Moreover, the nature of Ridgewood’s business and the investments in working interests is primarily to generate cash flows to distribute to the investors.  While Ridgewood would prefer projects with extremely good flow rates that are sustained for a significant period of time, a well with high flow rates for a shorter period of time can, and most likely will be, a successful project in that the returns generated by such combination of flow rate and production life results in positive cash flow to the Fund’s Investors.

           With respect to the remaining comments of the SEC, Ridgewood has revised its disclosure in its Form 10-Ks for each of the Funds, filed on March 30, 2007 as follows:

Liquidity Needs

The Fund’s primary short-term liquidity needs are to fund its 2007 operations, including management fees and capital expenditures, with existing cash on-hand and income earned from its short-term investments and cash and cash equivalents.  The Manager is entitled to receive an annual management fee from the Fund regardless of whether the Fund is profitable in that year. The annual fee, payable monthly, is equal to 2.5% of total capital contributed by shareholders. Effective January 1, 2007, the Manager has changed its policy regarding the annual management fee.  Commencing in January 2007, the management fee payable will be equal to 2.5% of the total shareholder capital contributions, net of dry-hole expenses incurred by the Fund.  For the Fund, the management fee will be reduced by $0.1 million per month based upon dry-hole expenses of $48.7 million from inception through December 31, 2006.  (Each Fund has similar disclosure)

With respect to the payment of management fees, until one of the Fund’s projects begins producing, all or a portion of the management fee is paid generally from the interest or dividend income generated by the Fund’s development capital that has not been spent, although the management fee can be paid out of capital contributions.  Such interest and/or dividend income is more than enough to cover Fund expenses, including the management fee.   Generally, it can take anywhere from 18 to 24 months to bring a project to production. Once a well is on production, the management fee and fund expenses are paid from operating income.  Over time, as a well produces, the Fund may recover some or the entire management fee that may have been paid out of capital contributions.

Distributions, if any, are funded from cash flow from operations, and the frequency and amount are within the Manager’s discretion subject to available cash from operations, reserve requirements and Fund operations.

The capital raised by the Fund in its private placement is more than likely all the capital it will be able to obtain for investments in projects. The number of projects in which the Fund can invest will naturally be limited and each unsuccessful project the Fund experiences, if any, will not only reduce its ability to generate revenue, but also exhaust its limited supply of capital. Typically for a fund, the Manager seeks an investment portfolio that combines high and low risk exploratory projects.

When the Manager makes a decision for participation in a particular project, it assumes that the well will be successful and allocates enough capital to budget for the completion of that well and the additional development wells that are anticipated to be drilled. If the exploratory well is deemed a dry-hole or if it is un-economical, the capital allocated to the completion of that well and to the development of additional wells is then reallocated to a new project or used to make additional investments.

          11)        Commission Comment:          We note your tabular presentation of “Sources and uses of Cash” pages 34 and 35 which appear to be different from cash flows presented under U.S. GAAP.  We note the tabular presentation on page 34 does not equal the “cash proceeds” total.  It is unclear how this presentation is fully compliant with Item 10.e of Regulation S-K.  Accordingly it appears you will need to remove this measure or demonstrate how your presentation is appropriate given all requirements under Item 10(e) of Regulation S-K.

                        Ridgewood Response:    The table has been removed from Ridgewood’s Form 10-K, filed on March 30, 2007.

Exploration and Development, page 36

          12)        Commission Comment:          We note your response to prior comment 20.  Please state your response in the Form 10.

SEC Comment 20, Comment letter dated 5/19/2006:          Supplement your disclosure by disclosing how long you anticipate you will be able to fund your operations with the cash you currently have.

                        Ridgewood Response:  Ridgewood incorporates herein its response to Commission comment # 10.

Executive Compensation, page 43

          13)        Commission Comment:          We note your response to our prior comment 21.  Please state your response in the Form 10.

SEC Comment 21, Comment letter dated 5/19/2006:          Although none of the executive officers received compensation directly from the funds, it appears that the compensation amounts paid to such executive officers are included in the overall management fee assessed by the manager.  Revise to provide an estimate of the percentage of the management fee that is attributable to salaries of executive officers and further specify the amount of salary paid by the manager to the executive officers for the duties they perform for each fund.

                        Ridgewood Response:          Ridgewood has amended Item 11 in each of the Funds’ Form 10-Ks as follows:

ITEM 11.  EXECUTIVE COMPENSATION

The executive officers of the Fund do not receive compensation from the Fund. The Manager, or its affiliates, compensates the officers without additional payments by the Fund. See Item 13. “Certain Relationships and Related Party Transactions and Director Independence” for more information regarding Manager compensation and payments to affiliated entities.

Compensation Discussion and Analysis

The executive officers of the Fund, Mr. Swanson, Mr. Tabor, Mr. Gold, Ms. McSherry, Mr. Gulino and Mr. Doherty, are employed by, and are executive officers of, the Manager, Ridgewood Energy, and provide managerial services to the Fund in accordance with the terms of the Fund’s LLC operating agreement. The Fund does not have any other executive officers. The Manager determines and pays the compensation of these officers.  Each of the executive officers of the Fund also serves as an executive officer of each of the other funds managed by the Manager.   Because the executive officers are employees of our Manager and provide managerial services to all of the funds managed by our Manager in the course of such employment, they do not receive additional compensation for providing managerial services to the Fund or to any one or more new funds established by the Manager than they would otherwise receive from the Manager if they did not serve in such capacities for the Fund or any such other funds.

The Manager is fully responsible for the payment of compensation to the executive officers. The Fund does not pay any compensation to its executive officers and does not reimburse the Manager for the compensation paid to executive officers. The Fund does, however, pay the Manager a management fee and the Manager may determine to use a portion of the proceeds from the management fee to pay compensation to executive officers of the Fund.

Note 2 Summary of Significant Accounting Policies

Advances to Operator for Working Interest and Expenditures, page F-6

          14)        Commission Comment:          We note your disclosure in which you have defined advances to operators as “payments to the working interest owner for the Fund’s ownership rights and working interest in the project.”  Accordingly, it is unclear how you have determined that these costs do qualify as advances rather than acquisition costs.  We also note that the term “advance” suggests that such funds are recoverable.  Please expand your disclosure to clarify the terms of your “participation agreement(s)” and how your advances are recoverable and whether or not these are agreements are, in effect, conveyances.  Also refer to paragraphs 42 through 47 of SFAS 19.

                        Ridgewood Response:          The Funds record advances to operators, when required, as a prepayment of rights, title and interest and drilling costs to be provided by the operator in the succeeding month(s).  In certain participation agreements, the Funds are required to advance their share of estimated cash outlay for the succeeding month’s operation.  Under certain circumstances, these funds, if not expended, would be recoverable.  Paragraphs 42 through 47 of SFAS 19 do not apply in this circumstance.  The description of the policy has been revised to state the following:

The Fund’s acquisition of a working interest in a well or a project requires it to make a payment to the seller for the Fund’s rights, title and interest.  The Fund is required to advance its share of estimated cash outlay for the succeeding month’s operation.  The Fund accounts for such payments as advances to operators for working interests and expenditures.  As drilling costs are incurred, the advances are transferred to unproved properties.

Syndicate Costs

          15)        Commission Comment:          We note your response to prior comment 25 describing fees paid to your manager.  You have described these fees, in part, as cost of organization of the Fund, due diligence fees and expenses, and the payroll for the employees of the Manager that participated in the preparation of the offering materials.  It is unclear from your description how these costs fully qualify as costs that would not have been incurred in the absence of share issuances.  Please refer to Section 4110 of AICPA Technical Questions and Answers.  Please clearly demonstrate how such costs would not have been incurred absent the share offering.

SEC Comment 25, Comment letter dated 5/19/2006:          We note your accounting policy indicating that syndicate costs are costs associated with offering fund shares.   Please describe to us in further detail the specific costs included in this category, including your administrative costs payable to the manager.   Please expand your accounting policy to state that share offering costs only include direct costs of share issuances, if true, or otherwise advise.

                        Ridgewood Response:  Syndication costs are limited to the direct cost to the Fund relative to its share offering.  All syndication costs are incremental to the Fund and would not be incurred by the Fund absent the offering of shares.  In accordance with Section 4110 of AICPA Technical Questions and Answers, there is not an allocation of any salaries to syndication costs.  Our previous response inadvertently referred to payroll costs, which are not a component of syndication costs.  The Manager as well as other brokers receive fees for services provided.  The Funds have revised their disclosure as follows:

Direct costs associated with offering the Fund’s shares including professional fees, selling expenses and administrative costs payable to the Manager, an affiliate of the Manager and outside brokers are reflected as a reduction of shareholders’ capital.

Note 9 Commitments and Contingencies

Hurricane Damage, page F-14

          16)        Commission Comment:          We note that in regard to the West Delta 95 project recovery costs you state, “The Fund believes that should a re-drill occur, some, but not all, of its pro rata portion of the re-drill will be covered by insurance…”  We also note your statement, “As such, insurance recovery, if any, related to the West Delta 95 recovery costs have been reflected costs have been reflected in the accompanying financial statements.” Please demonstrate why you believe you will be entitled to insurance recovery given your conclusions that you are unable to estimate the amount and collection is not reasonably assured.  Additionally, tell us where you have recorded these amounts in your financial statement.

                        Ridgewood Response:          At December 31, 2005, March 31, 2006, June 30, 2006 and September 30, 2006, the O Fund had not recorded an insurance receivable related to its losses associated with West Delta 95 and West Cameron 78/95.  At December 31, 2006, in accordance with EITF 03-8 “Accounting for Claims-Made Insurance and Retroactive Insurance Contracts by the Insured Entity” para. 7 and SFAS No. 5, “Accounting for Contingencies”, the O Fund has recorded its insurance receivables associated with both West Delta 95 and West Cameron 78/95 as a receivable within other current assets on its balance sheet once the claim was made, the amount of the recovery could be reasonably estimated and the recovery was probable.  At December 31, 2006, these receivables were both probable and reasonably estimable.  Note 9 of the Fund’s Form 10-K has been revised to reflect the following:

Insurance Coverage

The Fund is subject to all risks inherent in the exploration for and development of oil and natural gas. Insurance coverage as is customary for entities engaged in similar operations is maintained, but losses may occur from uninsurable risks or amounts in excess of existing insurance coverage. The occurrence of an event which is not insured or not fully insured could have an adverse impact upon earnings and financial position.  Moreover, insurance is obtained as a package covering all of the Manager’s investment programs.  Claims made by other such programs can reduce or eliminate insurance for the Fund.

On May 22, 2006, the Fund reported a claim to its insurance carrier for cost recovery of sidetrack operations related to the West Cameron 78/95 project.  Subsequent to the sidetrack operations the project was determined to be a dry-hole.  An insurance recovery receivable of $3.8 million has been recorded at December 31, 2006 relative to this claim, net of its $0.2 million deductible.  The Fund records receivables for insured losses when the expected insurance proceeds are probable and reasonably estimable.

During Hurricane Katrina, the West Delta 95 project sustained storm damage. During April 2006 recovery operations began with the removal of a bent section of the drill pipe, the installation of a structural support device and a new section of pipe so that drilling can resume.  Recovery operations were temporarily suspended in July 2006 due to the hurricane season, and resumed in January 2007.   On February 12, 2007, the Fund was informed by its operator that the exploratory well being drilled by Apache in the West Delta 95 lease block did not have commercially productive quantities of either natural gas or oil and had therefore been deemed an unsuccessful well or dry-hole.  See Note 11. Subsequent Events.  At December 31, 2006 the Fund has incurred $13.0 million of recovery costs, of which $8.6 million was paid through December 31, 2006, and the remainder is recorded as a current liability.  The Fund recorded an insurance recovery receivable of $12.8 million, net of its $0.2 million deductible.

Note 12 Restatement of Previously Issued Financial Statements, page F-16

          17)        Commission Comment:          We note your disclosure of costs which were erroneously expensed in previously issued financial statements including, lease operating expenses and dry hole costs.  Please expand your disclosure to convey an understanding of the nature of these costs such that it is evident to readers why these costs qualify as capital costs under SFAS 19.

                        Ridgewood Response:          Under the successful efforts method of accounting for drilling and development costs, all costs incurred while drilling an exploratory well are capitalized pending the determination of whether the well has found proved reserves.  The Funds’ accounting policies for oil and natural gas properties is disclosed in Note 2 to the financial statements:

The successful efforts method of accounting for oil and gas producing activities is followed. Acquisition costs are capitalized when incurred.  Other oil and natural gas exploration costs, excluding the costs of drilling exploratory wells, are charged to expense as incurred.  The costs of drilling exploratory wells are capitalized pending the determination of whether the wells have discovered proved commercial reserves.  If proved commercial reserves have not been found, exploratory drilling costs are expensed to dry-hole expense.  Costs to develop proved reserves, including the costs of all development wells and related facilities and equipment used in the production of natural crude oil and natural gas, are capitalized.  Expenditures for ongoing repairs and maintenance of producing properties are expensed as incurred.

Ridgewood Energy P Fund, LLC

Form 10

General

Management Discussion & Analysis of Financial Condition and Results of Operations, Operating and Other Expenses, page 31

          18)        Commission Comment:          We note that you have expensed $29 million of dry-hole costs for the six months ended June 30, 2006, which appears to represent over 20% of total capital contributions since inception.  Please expand your narrative discussion to disclose to investors the circumstances which lead to your conclusion that previous “advances to operators for working interest and expenditures” were not recoverable.

                        Ridgewood Response:          The Funds record advances to operators for working interest and expenditures principally one month in advance of the operator’s use of the cash.  Certain operators require pre-payment of their working capital needs for the next month, while others will bill the Funds after completion of services.  Depending upon when a well is deemed to be dry hole, the Funds may or may not be entitled to a portion of its prepayment.  However, in most instances, the pre-payment is anticipation of the costs required for drilling prior to the dry hole determination.   Based upon this response, Ridgewood believes we have no additional disclosure requirements.

Exploration and Development, page 34

          19)        Commission Comment:          We note you characterize a portion of your costs as development costs although you confirm that you have no proved reserves.  Accordingly please revise the characterization of these costs which is consistent with the nature of your operating activity.

                        Ridgewood Response:   The costs characterized as development costs in the exploration and development table on page 34 represent future budgeted amounts assuming that the projects are commercially successful.  As stated in the table footnote (1) If any of the budgeted exploratory projects are unsuccessful, budgeted development capital will be reallocated to one or more new unspecified projects.  This table has been removed from the Fund’s Form 10-K document and currently addressed in Item 7. Estimated Capital Expenditures.

Ridgewood Energy O Fund, LLC

Ridgewood Energy P Fund, LLC

Ridgewood Energy Q Fund, LLC

Form 10-Qs for the Fiscal Quarter Ended September 30, 2006

          20)        Commission Comment:          Please amend your Form 10-Qs as necessary to comply with all applicable comments written on the Form 10s of the Ridgewood O, P, Q Funds above.

                        Ridgewood Response: As noted by Ridgewood in its introductory paragraph to this Letter, and as discussed with the Commission, Ridgewood included in the Form 10-K for each of the Funds enhanced disclosure when necessary or required to address a Commission comment and such Form 10-Ks are being incorporated by reference into the  Funds’ Amended Registration Statements.

Controls and Procedures

Changes in Internal Control over Financial Reporting

          21)        Commission Comment:          You write that “management considered certain internal control areas in which we have made and are continuing to make changes to improve and enhance controls.” This seems to indicate that you made changes to your internal controls.  However, you then indicate that “… there were no changes in our internal control over financial reporting identified in connection with the evaluation required by paragraph (d) of Exchange Act Rules 13a-15 or 15d-15…that occurred during the Fund’s most recent fiscal quarter…”  Section 13a-15(d) requires that you evaluate “any change” in your internal control over financial reporting that occurred during your most recent fiscal quarter.  Please revise your disclosure accordingly.

                        Ridgewood Response:  The internal control changes occurred in the fourth quarter of 2006, not in the periods covered by the Funds’ Quarterly Reports on Form 10-Q.  As such, Item 9a.- Controls and Procedures in the Funds’ 2006 Forms 10-K is presented as follows:

ITEM 9A.  CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

The Fund maintains “disclosure controls and procedures”, as such term is defined under Securities and Exchange Act of 1934 (“Exchange Act”) Rule 13a-15(e), that are designed to ensure that information required to be disclosed in the Fund’s Exchange Act reports is recorded, processed, summarized and reported within the same time periods specified in the SEC’s rules and forms, and that such information is accumulated and communicated to its management, including its Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosures. In designing and evaluating the disclosure controls and procedures, the Fund’s management recognized that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives and its management necessarily was required to apply its judgment in evaluating the cost-benefit relationship of possible controls and procedures. The Fund has carried out an evaluation, as of December 31, 2006, under the supervision and with the participation of its management, including its Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of the Fund’s disclosure controls and procedures.  Based upon their evaluation and subject to the foregoing, such procedures were effective.

Changes in Internal Controls over Financial Reporting

In previous Exchange Act filings, the Fund has disclosed material weaknesses.  Corrective actions have been implemented to address these material weaknesses.   As of the period covered by this report, Management believes these material weaknesses have been remediated.

In the fourth quarter of 2006, the following material changes in internal control over financial reporting (as defined in Exchange Act Rule 13a-15(f)) have been implemented:

•	Expansion of accounting and SEC reporting staff and various resources, by hiring five personnel with GAAP and/or SEC accounting and reporting expertise;

•	Created detailed training programs, and policies and procedures surrounding the accounting for oil and natural gas projects and GAAP and SEC financial reporting controls; and

•	Enhanced tools and added appropriate resources to perform consistent, routine analytical reviews of the GAAP financial results, including key balance sheet and income statement account analyses.

                     Because the Fund is not an “Accelerated Filer” as defined in Rule 12b-2 of the Exchange Act, the Fund is not presently required to file Management’s annual report on internal control over financial reporting and the Attestation report of the registered public accounting firm required by Item 308(a) and (b) of Regulation S-K promulgated under the Securities Act.  Under current rules, because the Fund is neither a “large accelerated filer” nor an “accelerated filer”, the Fund is not required to provide management’s report on internal control over financial reporting until the Fund files its annual report for 2007 and compliance with the auditor’s attestation report requirement is not required until the Fund files its annual report for 2008.  The Fund currently expects to comply with these requirements at such time as the Fund is required to do so.

          Attached as Exhibit A is a written statement from Ridgewood to the Commission acknowledging that (i) Ridgewood is responsible for the adequacy and accuracy of the disclosure in the filings; (ii) staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filings; and (iii) Ridgewood may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

          In the event that you have any questions or comments, please feel free to contact me at (201) 447-9000.  Thank you.

Very truly yours,

/s/ Daniel V. Gulino

Daniel V. Gulino